Exhibit (e)

DISTRIBUTION REINVESTMENT PLAN
OF
PROSPECT ENHANCED YIELD FUND

Prospect Enhanced Yield Fund, a Delaware statutory trust (the “Company”), hereby adopts the following plan (the “Plan”) with respect to cash dividend distributions declared by its Board of Trustees on the Company’s common shares of beneficial interest (the “Common Shares”).

1	Unless a shareholder specifically elects to receive cash pursuant to paragraph 4 below, all cash dividend distributions hereafter declared by the Company’s Board of Trustees shall be reinvested by the Company in whole and fractional Common Shares on behalf of each shareholder, and no action shall be required on such shareholder’s part to receive such Common Shares.

2
Such cash dividend distributions shall be payable on such date or dates (each, a “Payment Date”) as may be fixed from time to time by the Board of Trustees to shareholders of record at the close of business on the record date(s) established by the Board of Trustees for the cash dividend distributions involved.

3
The Company intends to use newly issued Common Shares, including fractions, to implement the Plan. The number of Common Shares to be issued to a shareholder that has not elected to receive its dividends in cash in accordance with paragraph 4 below (each, a “Participant”) shall be determined by dividing the total dollar amount of the distribution payable to such Participant by the net asset value per share of the Company’s Common Shares as of the valuation date fixed by the Board of Trustees for such dividend (such date, the “Valuation Date,” and such net asset value, the “Reference NAV”). Distributions on fractional Common Shares will be credited to each Participant’s account to three decimal places.

4
A shareholder may elect to receive any portion of its cash dividend distributions in cash. To exercise this option, such shareholder shall notify the Company and the Company’s transfer agent, Ultimus Fund Solutions, LLC (the “Plan Administrator”), in writing at Prospect Enhanced Yield Fund, c/o Ultimus Fund Solutions, 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022. Such notice must be received by the Plan Administrator no later than the record date fixed by the Board of Trustees for the first distribution such shareholder wishes to receive in cash. Such election shall remain in effect until the shareholder shall notify the Plan Administrator in writing of such shareholder’s desire to change its election, which notice shall be delivered to the Plan Administrator no later than the record date fixed by the Board of Trustees for the first distribution for which such shareholder wishes its new election to take effect.

5	Common Shares issued pursuant to the Plan in connection with any cash dividend shall be issued to each Participant (i) in the event that the applicable Reference NAV has been approved by the Company’s Board of Trustees (or a committee thereof) prior to the Payment Date of such cash dividend, on the Payment Date or (ii) otherwise, promptly upon the date such approval has been provided by the Company’s Board of Trustees. All Common Shares issued pursuant to the Plan shall be issued in non-certificated form and shall be credited to such Participant on the books and records of the Company. Common Shares issued pursuant to the Plan will have the same voting rights as the Common Shares issued pursuant to the Company’s public offering.

6	The Plan Administrator will confirm to each Participant each issuance of shares made to such Participant pursuant to the Plan as soon as practicable following the date of such issuance.

7	The Plan Administrator’s service fee, if any, and expenses for administering the Plan will be paid for by the Company. There will be no selling commissions, dealer manager fees, brokerage charges or other charges to stockholders who participate in the Plan.

8	The automatic reinvestment of dividends will not relieve Participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

9	The Plan may be terminated by the Company upon notice in writing mailed to each Participant at least 30 days prior to the effectiveness of such termination.

10	These terms and conditions may be amended or supplemented by the Company at any time. Any such amendment or supplement may include an appointment by the Plan Administrator in its place and stead of a successor agent under the terms and conditions agreed upon by the Company, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator as agreed to by the Company.

11	The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by its negligence, bad faith or willful misconduct of the Plan Administrator or its employees.

12	These terms and conditions shall be governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction.

2